FIG PUBLISHING, INC.

149 5TH AVENUE, 10th FLOOR

NEW YORK, NY, 10010

August 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fig Publishing, Inc. (CIK 1658966) Withdrawal of Offering Statement on Form 1-A (File No. 024-12017)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Fig Publishing, Inc. (the “Company”) respectfully requests the withdrawal of its Form 1-A (File No. 024-12017), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on October 7, 2022 and qualified by the Commission on February 7, 2023.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. In accordance with Rule 259, the Company hereby confirms that none of the securities that are subject to the Offering Statement have been sold. However, if it is discovered that any funds for such securities have been received, they will be promptly refunded to investors without penalty or deduction.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Respectfully submitted,

FIG PUBLISHING, INC.

By:	/s/ Lee Charles (Chuck) Pettid
Name:	Lee Charles (Chuck) Pettid
Title:	President and Director